Exhibit 11


                            Deposit Guaranty Corp.
                       Computation of Net Income Per Share





                                      Three Months Ended     Nine Months Ended
                                      September 30, 1997     September 30,1997
                                         Primary and           Primary and
                                        Fully Diluted         Fully Diluted

Computation of weighted average
   shares outstanding:

  Common stock outstanding,
    beginning balance                    40,781,431                39,185,394

  Common stock issued due
    to mergers                              422,529                 3,752,663

  Common stock issued due to
    exercise of options                      18,231                    69,486

  Shares purchased by
    the Company                          (  385,785)             (  1,836,666)
                                         -----------             -------------

  Weighted average shares
    outstanding                          40,836,406                41,170,877
                                         ===========             ============


Computation of net income:

  Net income                             $23,263,000              $67,805,000
                                         ===========              ===========

Computation of net income per
  share:

  Net income divided by weighted
    average shares outstanding           $       .57              $      1.65
                                         ===========              ===========








Note: For the three-months ended September 30, 1997, additional weighted average shares outstanding for options under the Company's incentive stock plan were 284,818 and 426,993 for calculating primary and fully diluted net income per share, respectively. The dilutive effect of such options was, therefore, not material.